Quantum computing INC.

215 DEPOT COURT SE, SUITE 212

LEESBURG, VA 20175

May 23, 2019

Stephen Krikorian

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Computing, Inc.
Amendment No. 2. To Registration Statement on Form 10-12(g)
Filed May 10, 2019
File No. 000-56015

Dear Mr. Krikorian:

By letter dated May 21, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Quantum Computing, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Registration Statement on Form 10-12(g) filed on May 10, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 2 to Registration Statement on Form 10

Financial Statements and Exhibits, page F-1

1.	As you prepare your amended document, please continue to be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.

Response: We note the Staff’s comment and have updated our financial statements accordingly.

Notes to the Audited Financial Statements

Note 8 – Capital Stock, page F-14

2.	You disclose the requisite service period is the three year period starting with the first date of employment. However, you determined that the full amount of the fair market value of the shares should be recognized as compensation expense as of the date of the grant since the awards immediately vest. Please note that since the awards includes a feature to repurchase the awards for no consideration if the employee terminates employment before the completion of the service period, the substance of this feature would represent a substantive service condition (i.e., vesting is over the three year period). We refer you to ASC 718-10-25-3.

Response: Under ASC 718, because the employee stock grants vested immediately, there really was no requisite service period over which the grants were to vest, so our previous disclosure would have been clearer if we had stated that there was no requisite service period. There is however, a three year period from date of employment during which the Company has a right to recoup the stock if the employee terminates employment, also known as a clawback right. This is a service condition under ASC 718, not a market or performance condition, but it is conditional so the question then becomes whether it is “substantive” and therefore more closely analogous to a vesting period in reverse. Because the stock grants were made to key management and technical personnel who the company reasonably expected would remain employed for three years, we do not think this service condition is substantive. Moreover, while the company has a legal right to recoup shares under certain conditions, in practice there are a number of procedural hurdles we would have to overcome to actually receive the shares back if the terminated employee does not voluntarily surrender the certificate, and there is no guarantee we would succeed. Finally, the guidance in ASC 718-10-55-8 that a contingent feature of a stock grant should be accounted for if, and when, the contingent event occurs, supports our contention that the clawback provision should be treated not as a vesting provision, but rather as a forfeiture, but only if the clawback is exercised.  For the above reasons, we recorded the full amount of the fair market value of the stock based compensation as an expense at the time of grant, which is the most conservative approach, and fully disclosed the number of shares granted and the nature of the clawback feature.

We will incorporate a revised disclosure containing the analysis above in the amendment to the Form 10 we are filing concurrently with this letter, and resubmit.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Robert Liscouski
Robert Liscouski
Chief Executive Officer
Quantum Computing, Inc.
215 Depot Court SE
Suite 212
Leesburg, VA 20175